UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant's name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On February 24, 2022, Compugen Ltd. (the “Company”) issued two press releases, copies of which are furnished as Exhibits 99.1 and 99.2 (together, the “Press Releases”) to this Report on Form 6-K.

With the exception of the quotes attributable to said Anat Cohen-Dayag, Ph.D., President and Chief Executive Officer of the Company, Paul Sekhri, Chairman of the Company’s Board of Directors, and Math Hukkelhoven, Ph.D., and the section titled “Forward-Looking Statement” in the Press Releases, the information contained in the Press Releases is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release dated February 24, 2022- “Compugen Reports Fourth Quarter and Full Year 2021 Results”.

99.2	Press Release dated February 24, 2022 – “Compugen Announces Appointment of Dr. Mathias Hukkelhoven to its Board of Directors”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: February 24, 2022	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel